UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

SFX Entertainment, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

784178303
(CUSIP Number)

Philip Richter
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784178303	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,536,818
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,536,818
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,536,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 784178303	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Sillerman Investment Company III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,112,868
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,112,868
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,112,868
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 10 (this "Amendment No. 10") amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on February 25, 2015 by Robert F.X. Sillerman ("Mr. Sillerman") and Sillerman Investment Company III LLC ("SIC") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of SFX Entertainment, Inc. (the "Company"), as amended by Amendment No. 1 thereto filed on March 5, 2015, Amendment No. 2 thereto filed on May 27, 2015, Amendment No. 3 thereto filed on May 29, 2015, Amendment No. 4 thereto filed on June 19, 2015, Amendment No. 5 filed on July 13, 2015, Amendment No. 6 filed on August 4, 2015, Amendment No. 7 filed on September 23, 2015, Amendment No. 8 filed on October 5, 2015 and Amendment No. 9 filed on October 16, 2015 (as so amended, the "Statement").   Capitalized terms not defined in this Amendment No. 10 have the meaning ascribed to them in the Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On November 17, 2015, Mr. Sillerman delivered a letter to the Board of Directors of the Company withdrawing his previously announced proposal to acquire all of the outstanding shares of Common Stock not already beneficially owned by him.

The foregoing summary does not purport to be or contain a complete description of the letter, a copy of which is filed as Exhibit 99.1 to this Amendment No. 10.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of this Amendment No. 10 is hereby amended and restated as follows:

(a)(b)  As of November 17, 2015, Mr. Sillerman was the beneficial owner of, and held the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of, 41,536,818 shares of Common Stock, representing 40.3% of the outstanding shares of Common Stock. These shares include:

1.  4,200,000 shares of Common Stock subject to stock options held by Mr. Sillerman that are currently exercisable or exercisable within sixty (60) days of November 17, 2015;

2.  31,112,868 shares of Common Stock, representing 31.5% of the outstanding shares of Common Stock, held by SIC (of which Mr. Sillerman is the sole member and manager and, in such capacity, holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock held by SIC);

3.  1,333,000 shares of unvested restricted Common Stock held by Mr. Sillerman;

4.  2,189,950 shares of Common Stock held by ESFX (of which Mr. Sillerman is the manager and, in such capacity, holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock held by ESFX); and

5.  2,701,000 shares of Common Stock subject to certain nominee agreements (each a "Nominee Agreement" and, collectively, the "Nominee Agreements") with various stockholders of the Company (such stockholders, the "Beneficiaries"). Each Nominee Agreement names Mr. Sillerman as the nominee with respect to the shares subject to such Nominee Agreement and gives him the exclusive right to (i) vote or abstain from voting such shares and (ii) make any and all dispositions with respect to such shares.

The percentages of the outstanding shares set forth above were calculated based on 98,892,359 shares of Common Stock outstanding as of November 18, 2015.

(c) The disclosure in Item 4 is incorporated herein by reference.

Except as set forth above and otherwise set forth in this Statement, as of November 17, the Reporting Persons have not effected any transactions in the shares of Common Stock during the past 60 days.

(d) With respect to the 31,112,868 shares of Common Stock held directly by SIC, as the sole member and manger of SIC, Mr. Sillerman has, as of November 17, 2015, the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

With respect to the 2,189,950 shares of Common Stock held by ESFX, ESFX has the right to receive dividends from, or the proceeds from the sale of, such shares.

With respect to the 2,701,000 shares of Common Stock that are the subject of the Nominee Agreements, as of November 17, 2015, the Beneficiaries have the right to receive and the power to direct the receipt of dividends (other than dividends in the form of additional shares of Common Stock, which will be held by Mr. Sillerman as the nominee) from, or the proceeds from the sale of, such shares.

(e) Not applicable.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Letter to the Board of Directors of the Company, dated November 17, 2015

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 10 is true, complete and correct.

Dated:  November 18, 2015

Robert F. X. Sillerman

By:	/s/ Robert F. X. Sillerman

Sillerman Investment Company III LLC

By:	/s/ Robert F. X. Sillerman

Name:	Robert F. X. Sillerman
Title:	Manager and Sole Member

INDEX TO EXHIBITS

Exhibit Number	Description
Exhibit 99.1	Letter to the Board of Directors of the Company, dated November 17, 2015